Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	First Quarter 2008 Results

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information March 31, 2008

Independent accountant’s review report

To the Board of Directors
Ultrapar Participações S.A.
São Paulo - SP

1
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheets, the statements of income, statements of cash flows and the management discussion and analysis, which are the responsibility of its management.

2
Our review was conducted in accordance with specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operation of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material modifications that should be made in the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities and Exchange Comission (CVM), applicable to the preparation of Quarterly Financial Information, including Exchange Comission - CVM Instruction 469/08.

4
As mentioned in Note 2.n, on December 28, 2007, it was enacted Law 11.638/07, and effective from January 1, 2008. This law modified, amended and introduced new rules to the existing Corporate Law (Law 6.404/76) and will result in changes to certain accounting practices currently adopted in Brazil. Despite the fact the new law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by companies. Therefore, in this transition phase, in its communication to the financial markets on January 14, 2008, the Brazilian Securities and Exchange Comission (CVM), allowed the non-application of the rules of Law 11.638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, were prepared in accordance with specific rules set forth by the CVM and does not contemplate the changes to the accounting practices introduced by Law 11.638/07.

May 14, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo                                                                    Alexandre Heinermann
Accountant CRC 1SP113939/O-                                                       Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

March 31, 2008 and December 31, 2007

(In thousands of Brazilian Reais)

		Parent Company		Consolidated				Parent Company		Consolidated

Assets	Notes	03/31/2008	12/31/2007	03/31/2008	12/31/2007	Liabilities	Notes	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Current						Current
Cash and banks		-	629	185,181	203,057	Loans and financing	15	1,209,857	-	1,866,545	589,937
Temporary cash investments	4	637,801	97,197	2,179,551	1,419,859	Debentures	15	-	1,219,332	-	1,228,720
Trade accounts receivable	5	-	-	1,190,152	1,344,432	Suppliers		1,351	2,103	428,975	582,683
Inventories	6	-	-	714,127	631,135	Salaries and related charges		83	88	105,625	123,207
Recoverable taxes	7	33,700	34,019	217,940	202,620	Taxes payable		12,185	12,310	131,520	93,885
Deferred income and social contribution taxes	9.a	28,579	4,202	94,100	108,964	Dividends payable		38,727	278,127	46,446	285,090
Dividends receivable		140,237	170,571	-	-	Income and social contribution taxes		-	-	9,129	26,680
Other	3.iii and 8	707,725	1,752,673	731,908	1,772,440	Deferred income and social contribution taxes	9.a	-	-	118	123
Prepaid expenses	10	2,431	653	24,733	13,195	Post-retirement benefits	23.b	-	-	8,768	8,768
						Provision for contingencies	21.a	-	-	14,341	14,875
Total current assets		1,550,473	2,059,944	5,337,692	5,695,702	Other		14,824	2,946	54,473	55,050

Noncurrent						Total current liabilities		1,277,027	1,514,906	2,665,940	3,009,018
Long-term assets
Long-term investments	4	-	-	120,210	120,832	Noncurrent
Trade accounts receivable	5	-	-	172,602	176,885	Long-term liabilities
Related companies	8	2,912	41,413	14,037	12,865	Loans and financing	15	-	-	1,406,221	1,009,226
Deferred income and social contribution taxes	9.a	26	11,287	156,581	119,575	Debentures	15	-	-	-	350,000
Recoverable taxes	7	-	-	71,810	68,652	Related companies	8	1,209,947	689,955	4,723	4,723
Escrow deposits		193	193	28,162	31,779	Deferred income and social contribution taxes	9.a	-	-	1,826	1,835
Other		-	20	8,427	8,317	Provision for contingencies	21.a	4,837	4,759	114,324	111,979
Prepaid expenses	10	-	-	36,741	36,929	Post-retirement benefits	23.b	-	-	85,164	85,164
						Other		-	-	24,817	16,983
		3,131	52,913	608,570	575,834
						Total noncurrent liabilities		1,214,784	694,714	1,637,075	1,579,910
Permanent assets
Investments:						Minority interest		-	-	35,334	34,791
Subsidiary	11.a	5,601,012	4,706,685	-	-
Affiliated companies	11.b	-	-	13,013	12,948	Shareholders' equity
Other		60	60	34,016	34,117	Capital	16.a	3,696,773	3,696,773	3,696,773	3,696,773
Property, plant and equipment	12	-	-	2,358,560	2,268,885	Capital reserve	16.c	3,664	3,664	959	858
Intangible	13	-	-	64,056	66,894	Revaluation reserve	16.d	11,307	11,641	11,307	11,641
Deferred charges	14	-	-	576,447	570,124	Profit reserves	16.e, 16.f	925,423	925,423	925,423	925,423
						Treasury shares	16.b	(64,668)	(27,519)	(70,823)	(33,910)
		5,601,072	4,706,745	3,046,092	2,952,968	Retained earnings		90,366	-	90,366	-

Total non-current assets		5,604,203	4,759,658	3,654,662	3,528,802		16.h	4,662,865	4,609,982	4,654,005	4,600,785

Total assets		7,154,676	6,819,602	8,992,354	9,224,504	Total liabilities and shareholders' equity		7,154,676	6,819,602	8,992,354	9,224,504

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of income

Period ended March 31, 2008 and 2007

(In thousands of Brazilian Reais, except for earnings per share)

		Parent Company		Consolidated

	Notes	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Gross sales and services	2.a	-	-	6,220,450	1,293,037
Taxes on sales and services, rebates, discounts and returns		-	-	(293,038)	(118,924)

Net sales and services		-	-	5,927,412	1,174,113
Cost of sales and services	2.a	-	-	(5,461,253)	(950,882)

Gross profit		-	-	466,159	223,231

Equity in subsidiary and affiliated companies	11.a, 11.b	115,549	33,907	65	(103)

Operating (expenses) income
Selling		-	-	(135,066)	(53,185)
General and administrative		(53)	(11)	(131,166)	(69,680)
Management compensation		-	-	(1,711)	(1,153)
Depreciation and amortization		(11,826)	-	(66,832)	(31,814)
Other operating (expense) income, net		(9)	-	6,929	(68)

Income from operations before financial items		103,661	33,896	138,378	67,228
Financial income (expenses), net	19	(26,698)	5,053	(37,246)	(7,846)

Income from operations		76,963	38,949	101,132	59,382

Nonoperating income (expenses)	17	-	-	6,317	(818)

Income before taxes on income		76,963	38,949	107,449	58,564

Income and social contribution taxes
Current	9.b	-	-	(45,871)	(29,658)
Deferred	9.b	13,116	(1,714)	21,698	6,248
Benefit of tax holidays	9.b, 9.c	-	-	8,574	2,802

		13,116	(1,714)	(15,599)	(20,608)

Income before minority interest and
employees statutory interest		90,079	37,235	91,850	37,956

Employees statutory interest		-	-	(1,222)	-
Minority interest		-	-	(549)	(721)

Net income	16.i	90,079	37,235	90,079	37,235

Earnings per share (based on annual weighted average) - R$		0.66758	0.45906	0.66758	0.45906

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	03/31/2008	12/31/2007	03/31/2007
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	31,895
3 - Total	136,096	136,096	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	1.156	541	206
6 - Total	1.163	548	213

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE
01	Board of Director’s Meeting	02/20/2008	Dividends	03/07/2008	Common	1.779403
02	Board of Director’s Meeting	02/20/2008	Dividends	03/07/2008	Preferred	1.779403

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Notes to the interim financial information

March 31, 2008 and 2007

(In thousands of Brazilian Reais, unless otherwise stated)

1     Operations

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo). After the acquisition of certain operations of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2     Presentation of interim financial information and significant accounting practices

The accounting practices adopted by Ultrapar and its subsidiaries to record transactions and for the preparation of the interim financial information are those established by accounting practices derived from the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

a.	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b.	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 20 that management has held and intends to hold to maturity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production that does not exceed market value.

Other assets are stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c.	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d.	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful live of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e.	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, reorganizations and projects expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

g.	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h.	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i.	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j.	Actuarial commitment with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian Reais at the current exchange rate in effect at the date of the interim financial information. The criteria for preparation of the interim financial information have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

l.	Supplementary statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

m.	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

n.	Modification in Law 11.638/07 (Brazilian Corporate Law)

On December 28, 2007, Law no. 11.638/07 was enacted. This law modified, revoked and introduced new provisions to Law 6.404/76 (Corporate Law), aiming at the increasing harmonization of the accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS), resulting from the rules issued by the International Accounting Standard Board (IASB).

The main changes and effects on the Company’s Quarterly Financial Information are summarized as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•
Substitution of the Statement of Changes in Financial Position by the statement of Cash Flows. The Company already discloses the Statement of Cash Flows of the Parent and Consolidated Company in the annual financial statements and in its quarterly financial information.

•
Inclusion of the Statement of Value Added, applicable to publicly-held companies, which states the value added by the Company, as well as the composition of sources and allocation of these amounts. The Company already discloses the Statement of Value Added in its annual financial statements and will start to disclose it in the quarterly financial information as from next year.

•
Possibility of maintaining a separate bookkeeping to meet the tax law and, in the sequence, process the necessary adjustments to book the accounting practices. This practice was not yet adopted by the Company due to the lack of  rules, that are still to be issued by the regulators.

•
Creation of a new subgroup of intangible assets in the balance sheet. This account will record the rights that have as object intangible assets that are destined for Company’s maintenance or that are exercised with this purpose, including goodwill. The Company already presents the group of intangibles in its financial statements (see Note 13). At the moment, the goodwill arising from the acquisitions is demonstrated as deferred charges (see Note 14) and will be reclassified to intangibles as soon the related regulations are issued.

•
Obligation to record the rights whose purpose is the maintenance of the Company’s activities in fixed assets, including those arising from operations which transfer to the Company the benefits, risks and control of assets. Some subsidiaries of the Company have lease operations of fuel distribution and systems equipment, which will be recorded as assets, liabilities and income in the year end financial statements of 2008. In Note 21.d, the effects of these lease operations are disclosed, in case these were capitalized. The Company will not have significant impacts in its net income for the period or in net equity due to this modification.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•
Only preoperating and restructuring expenses , which will contribute, effectively, for the increase in the profitability in more than one year and which do not characterize just a cost reduction or increase of operational efficiency may be recorded as deferred charges. Note 14 details the balance of deferred charges, in which restructuring and preoperating expenses will be maintained, as they contribute to the earnings of more than one year. The amounts related to goodwill will be reclassified to intangible, as previous mentioned.

•
In accordance with CVM Resolution no. 527, of November 1st , 2007, the Company has to analyze, on a regular basis, the return capacity of the amounts recorded as fixed assets, intangible and deferred charges, aiming to ensure that: (i) the potential loss for the non-return of these assets is charged to income in the case of a decision of discontinuing the activities related to these assets or when there is evidence that the income derived from operating these assets will not be sufficient to guarantee their realization, and (ii) the criterion used to estimate the remaining useful lives of the assets, necessary to record their depreciation, amortization and depletion, is revised and adjusted. Currently, the Company does not have a situation subject to the impairment of its assets.

•
There are requirements for the financial instruments, including derivatives, to be recorded: (i) considering their fair market value or equivalent, when related to financial investments classified as tradeable or available for sale, or (ii) at acquisition cost or value issued, updated in accordance with legal or contractual provisions, adjusted for the probable realization value, when this is lower. The Company already discloses the information of fair market value of financial instruments in the annual financial statements and quarterly financial information through Note 20, which indicates that the market value is higher than the accounting value in an amount of R$ 36,988 as of March 31, 2008 (R$ 32,866 as of December 31, 2007).

•
Creation of the caption “Equity valuation adjustments” under the Shareholders’ Equity in order to: (i) record  the market price valuation of certain assets, mainly related to financial instruments; (ii) record of the exchange rate variation of investments carried on subsidiaries located abroad, as determined by CVM’s  Resolution 534/08; (iii) record of amounts directly in the Shareholders’ Equity when required by an accounting pronouncement, and (iv) record of market value adjustments of assets and liabilities as a consequence of mergers and acquisitions occurred between non-related parties which entail change of control between parties. Item “(i)” may affect the Company’s Shareholders’ Equity as of March 31, 2008 in the estimated amount of R$ 36,988 without

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

significant effects on the net income for the period; for item (ii) no relevant impact was calculated in the net equity or income of the Company in the quarter. No situations were identified in which adjustments arising from items “(iii)” and “(iv)” would be necessary.

•
Introduction of the concept of present value adjustment for long-term assets and liabilities and for the relevant short-term accounts. The Company performed the present value calculation in conformity with the guidance included in CVM Instruction 469/08 and its explanatory note, and the related impact, both in the net equity as of March 31, 2008 and of December 31, 2007, and in the income of the quarters ended March 31, 2008 and 2007 was not considered significant. The discount rate used was the Interbank Deposit Certificate rate (CDI), which is considered the opportunity cost for the financial yields of the Company.

•
Revocation of the possibility of recording: (i) the premium received in the issuance of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserve in Shareholders’ Equity. The Company does not have this type of reserve in its Shareholders’ Equity.

•
The existing revaluation reserve balances will have to be maintained up to their effective realization or reversed up to the end of the fiscal year in which Law 11.638/07 became effective. The Company will inform the adopted option in the 2nd. Quarter of the year. Revaluation reserve represents the amount of R$ 11,307 in the Company’s Shareholders’ Equity as of March 31, 2008.

•
Requirement that the assets and liabilities of a Company to be merged, arising from transactions that involve the acquisition, merger or split-off between independent parties resulting in change of control, be recorded at fair market value. The Company and its subsidiaries did not realize operations of this nature up to the present moment.

•
Elimination of the relevance parameter for investment adjustment in related companies and in subsidiaries accounted for by the equity method, and substitution of the relevance parameter of 20% in the total capital of the investee to 20% of the voting capital of the investee. The Company will not suffer any effect due to this modification.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimates prepared by the Company on the impacts of Law 11.638/07 should be considered preliminary, as there still are a series of items to be regulated. These estimates correspond to the gross amounts and will not be subject to income and social contribution on income taxes under the terms of Art. 1 of the aforementioned law. The Company will continue to follow the progress of regulation concerning Law 11.638/07 prior to recording it in a definitive form.

3     Consolidation principles

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	03/31/2008		12/31/2007

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno USA LLC	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Oxiteno Andina, C.A.	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	-	100	-	-
Oxiteno Agrícola Ltda.	-	100	-	-
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
UPB Consultoria e Assessoria S.A.	100	-	100	-
Ultracargo Terminais Ltda.	100	-	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	100	-	100	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Ownership interest - %

	03/31/2008		12/31/2007

	Direct	Indirect	Direct	Indirect

Isa-Sul Administração e Participações Ltda.	-	100	-	100
Comercial Farroupilha Ltda.	-	100	-	100
Ipiranga Administração de Bens Móveis Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	16	-	16
Companhia Brasileira de Petróleo Ipiranga (*)	100	-	100	-
am/pm Comestíveis Ltda. (*)	-	100	-	100
Centro de Conveniências Millennium Ltda. (*)	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	-	-	-	100
Ipiranga Comercial Importadora e Exportadora Ltda.	-	100	-	100
Ipiranga Trading Limited	-	100	-	100
Tropical Transportes Ipiranga Ltda.	-	100	-	100
Ipiranga Imobiliária Ltda.	-	100	-	100
Ipiranga Logística Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	34	-	34
Refinaria de Petróleo Ipiranga S.A. (***)	100	-	100	-

(*)
As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, distribution of fuels/lubricants and related products of these companies are divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil).

(**)	Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***)
As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007,oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in accordance with Article 32 of CVM Instruction No. 247/96.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired a controlling interest in the Ipiranga Group, as informed in the “Material Event” published on that date. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as a commission agent for Braskem and Petrobras in relation to the acquisition of their assets, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the ownership in Copesul – Companhia Petroquímica do Sul (“Copesul”) (“Petrochemical Assets”).

The transaction is structured in 4 stages:

(i)	acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii)
tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (occurred on October 22, 2007 for DPPI and RPI and on November 8, 2007 for CBPI);

(iii)	merger of the remaining shares of CBPI, RPI and DPPI into Ultrapar (occurred on December 18, 2007) with the concurrent accounts receivable from Braskem and Petrobras; and

(iv)
segregation of assets among Ultrapar, Petrobras and Braskem (occurred on February 2008, for the Petrochemical Assets). The stage of split-up by CBPI to party the North Distribution Assets is foresee in to occur in the second quarter of 2008 (see Note 24).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The assets, liabilities and income of Ipiranga/Refinery have been reflected in the Company’s financial statements since April, 2007.

In this quarter, Empresa Carioca de Produtos Químicos S.A. closed to be a subsidiary of Companhia Brasileira de Petróleo Ipiranga and became a subsidiary of Oxiteno S.A. Indústria e Comércio, given its allocation to the “chemical segment” of the Company.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

4     Temporary cash and long-term investments

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments and in notes issued by the Austrian Government in Brazilian Reais and linked to the interbank deposit rate (CDI); and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Austrian notes	-	-	433,213	424,213
Dual currency deposits (a)	-	-	-	440,920
Foreign investments (b) (c)	-	-	635,827	192,376
Securities and fixed-income funds in Brazil	637,801	97,197	1,320,879	567,983
Net expenses on hedge transaction (d)	-	-	(90,158)	(84,801)

Total	637,801	97,197	2,299,761	1,540,691

Current portion	637,801	97,197	2,179,551	1,419,859

Noncurrent portion	-	-	120,210	120,832

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(a)
Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian Reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.4% per year; otherwise, it will be in Brazilian Reais plus average interest of 12.6% per year. The subsidiary records the investment at the lower of the two alternative yields, which to 2007 and 2008 was represented by the US dollar. To 2008 the exchange rate has always remained below the strike rate. As of March 31, 2008 the Company and it’s subsidiaries have no investments in Dual Currency Deposits due their maturity on March 14, 2008.

(b)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Oxiteno México S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

(c)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.b).

(d)	Accumulated gain or loss (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5     Trade accounts receivable (Consolidated)

	03/31/2008	12/31/2007

Domestic customers	1,096,333	1,249,196
Financing to customers Ipiranga	295,065	298,947
Foreign customers	87,886	125,231
(-) Advances on foreign exchange contracts	(49,456)	(89,933)
(-) Allowance for doubtful accounts	(67,074)	(62,124)

	1,362,754	1,521,317

Current portion	1,190,152	1,344,432

Noncurrent portion	172,602	176,885

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance in December 31, 2007	62,124
Addition recorded as selling expenses	6,274
Utilization	(1,324)

Balance in March 31, 2008	67,074

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6     Inventories (Consolidated)

	03/31/2008			12/31/2007

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	206,957	(4,741)	202,216	143,666	(4,268)	139,398
Work in process	1,544	-	1,544	1,288	-	1,288
Raw materials	133,908	(34)	133,874	104,764	(58)	104,706
Liquefied petroleum gas (LPG)	23,898	-	23,898	24,221	-	24,221
Fuel, lubricants and grease	305,613	(415)	305,198	264,961	(370)	264,591
Supplies and cylinders for resale	31,703	(1,207)	30,496	33,742	(2,632)	31,110
Advances to suppliers	16,901	-	16,901	65,821	-	65,821

	720.524	(6,397)	714,127	638,463	(7,328)	631,135

The changes in the provision for losses on inventories are shown below:

Balance in December 31, 2007	7,328
Additions	2,436
Write offs	(3,367)

Balance in March 31, 2008	6,397

7     Recoverable taxes

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Parent Company		Consolidated

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Income and social contribution taxes	33,619	33,957	95,728	104,994
ICMS	-	-	177,790	167,672
Provision for losses - ICMS (*)		-	(48,906)	(46,886)
PIS and COFINS	21	21	43,623	31,307
VAT of subsidiaries Oxiteno México S.A. de C.V.and Oxiteno Andina, C.A.	-	-	9,048	4,011
Manufacturing tax - IPI	-	-	10,733	8,649
Other	60	41	1,734	1,525

Total	33,700	34,019	289,750	271,272

Current portion	33,700	34,019	217,940	202,620

Noncurrent portion	-	-	71,810	68,652

(*)  The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance in December 31, 2007	46,886
Addition	2,154
Write offs	(134)
Balance in March 31, 2008	48,906

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The balance of ICMS is mainly due to credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio, due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 84,449 as of March 31, 2008 (R$ 76,845 as of December 31, 2007), of which R$ 31,220 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for use/transfer. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8     Related companies

	Parent Company
	Loan

	Asset	Liability

Companhia Ultragaz S.A.	1,747	-
Oxiteno S.A. Indústria e Comércio	841	-
Transultra - Armazenamento e Transporte Especializado Ltda.	324	-
Melamina Ultra S.A. Indústria Química	-	456
Ultracargo Terminais Ltda. (see Note 11)	-	1,209,491

Total at March 31, 2008	2,912	1,209,947

Total at December 31, 2007	41,413	689,955

In addition to the operations above, the Company has R$ 705,811 to be received from Petrobras as a result of the Acquisition Agreement signed between the parties for the Ipiranga Group acquisition (see Note 3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Consolidated

	Loans		Trade accounts

	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,640	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	12,154	-	-	-
Petroquímica União S.A.	-	-	-	3,972
Oxicap Indústria de Gases Ltda.	1,547	-	-	1,310
Liquigás Distribuidora S.A.	-	-	160	-
Petróleo Brasileiro S.A. Petrobras	-	-	-	137,503
Copagaz Distribuidora de Gás S.A.	-	-	67	-
Braskem S.A.	-	-	795	-
SHV Gás Brasil Ltda.	-	-	65	-
Metalúrgica Plus S.A.	-	212	-	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	-	-	14	3,807
Other	336	-	57	-

Total at March 31, 2008	14,037	4,723	1,158	146,592

Total at December 31, 2007	12,865	4,723	16,928	219.989

	Consolidated

	Operations
			Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	784	41,951	-
Oxicap Indústria de Gases Ltda.	-	3,515	-
Liquigás Distribuidora S.A.	716	-	-
Petróleo Brasileiro S.A. - Petrobras	8	4,008,179	-
Copagaz Distribuidora de Gás S.A.	257	-	-
Braskem S.A.	1,145	186,674	-
SHV Gás Brasil Ltda.	209	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	197	78,103	-
Other	190	-	-

Total at March 31, 2008	3,506	4,318,422	-

Total at March 31, 2007	16,729	708,340	(55)

(*)
The balance of receivable, payable, purchase and sale transactions refers substantially to fuel supplies of RPI to DPPI. The table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity.

9     Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	27,113	26,437
Provision for contingencies	4,142	4,116	50,254	48,256
Provision for post-retirement benefits (see Note 23.b)	-	-	26,979	26,753
Provision for interest on capital	-	-	45,107	45,107
Provision for differences of cash basis versus accrual basis	-	-	31,586	29,419
Other provisions	103	86	13,553	17,828
Income and social contribution tax loss carryforwards	24,360	11,287	56,089	34,739

Total	28,605	15,489	250,681	228,539

Current portion	28,579	4,202	94,100	108,964

Noncurrent portion	26	11,287	156,581	119,575

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	588	611
Accelerated depreciation	-	-	161	168
Temporary differences of foreign subsidiaries	-	-	1,195	1,179

Total	-	-	1,944	1,958

Current portion	-	-	118	123

Noncurrent portion	-	-	1,826	1,835

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	28,579	94,100
From 1 to 2 years	-	46,764
From 2 to 3 years	-	38,566
From 3 to 4 years	26	47,360
From 5 to 7 years	-	12,572
From 8 to 10 years	-	11,319

	28,605	250,681

b.	Reconciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

(Loss) income before taxes, equity in subsidiary and affiliated companies and minority interest	(38,586)	5,042	106,162	58,667
Official tax rates - %	34	34	34	34

Income and social contribution taxes at official rates	13,119	(1,714)	(36,095)	(19,947)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(3)	-	10,469	(3,421)
Adjustments to estimated income	-	-	1,373	190
Workers’ meal program (PAT)	-	-	151	114
Other	-	-	(71)	(346)
Income and social contribution taxes before benefit of tax holidays	13,116	(1,714)	(24,173)	(23,410)

Benefit of tax holidays - ADENE	-	-	8,574	2,802
Income and social contribution taxes in the statements of income	13,116	(1,714)	(15,599)	(20,608)

Current	-	-	(45,871)	(29,658)
Deferred	13,116	(1,714)	21,698	6,248
Benefit of tax holidays - ADENE	-	-	8,574	2,802

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	%	date

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)
In December 2007, Suape plant’s exemption expired and in the second quarter of 2008 a request will be filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2017.

10   Prepaid expenses (Consolidated)

	03/31/2008	12/31/2007

Rents	30,638	31,304
Marketing	8,218	185
Expenses with bond issuances	11,544	10,183
Insurance premium	3,330	1,567
Tax (mainly Municipal Real Estate Tax and Vehicle Tax)	2,273	572
Other prepaid expenses	5,471	6,313

	61,474	50,124

Current portion	24,733	13,195

Noncurrent portion	36,741	36,929

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11   Investments (Consolidated)

a.    Subsidiaries of the Company

	Investments		Equity method
	03/31/2008	12/31/2007	03/31/2008	03/31/2007

Ultragaz Participações Ltda. (i)	422,183	421,491	738	8,888
Ultracargo – Operações Logísticas e Participações Ltda. (i)	210,077	208,402	1,675	799
Imaven Imóveis e Agropecuária Ltda. (i)	51,836	50,693	1,143	1,171
Oxiteno S.A. Indústria e Comércio (i) (iii)	1,836,750	1,539,378	36,947	23,049
Ultracargo Terminais Ltda. (iv)	1,209,491	-	-	-
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	831,696	1,209,976	22,763	-
Companhia Brasileira de Petróleo Ipiranga (i) (ii)	1,048,494	992,654	56,678	-
Refinaria de Petróleo Ipiranga S.A. (controlada em conjunto) (i)	(9,515)	284,091	(4,395)	-
	5,601,012	4,706,685	115,549	33,907

(i)	Interim financial information audited by our independent auditors.

(ii)	This information refers to the activities of distribution of fuels/lubricants and related activities (South and Southeast) and oil refining operations of these subsidiaries pertaining to Ultrapar.

(iii)	On March 5, 2008, the Company realized a capital increase in the subsidiary Oxiteno S.A. Indústria e Comércio, in the amount of R$ 260,425.

(iv)	The amount of Ultracargo Terminais occurred in the fourth stage of Ipiranga acquisition, since the execution of the related stage was performed by in this subsidiary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.     Affiliated companies (consolidated)

	Investments		Equity method
	03/31//2008	12/31/2007	03/31/2008	03/31/2007

Química da Bahia Indústria e Comércio S.A.	3,770	3,780	(10)	28
Oxicap Indústria de Gases Ltda.	1,882	1,795	87	(131)
Transportadora Sulbrasileira de Gás S.A. (i)	7,361	7,373	(12)	-
	13,013	12,948	65	(103)

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of February 29, 2008. Other subsidiaries are valued based on the interim financial information as of March 31, 2008.

12   Property, plant and equipment (Consolidated)

	Annual	03/31/2008				12/31/2007
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	173,889	-	(197)	173,692	179,594
Buildings	4	659,061	(313,428)	-	345,633	332,448
Leasehold improvements	4	195,934	(75,778)	-	120,156	119,792
Machinery and equipment	8	1,120,834	(587,819)	(1,695)	531,320	534,339
Equipment and fixtures for the distribution of fuels / lubricants	10	779,601	(471,999)	-	307,602	301,358
Gas tanks and cylinders for LPG	10	293,007	(183,575)	-	109,432	109,089
Vehicles	20	225,833	(167,585)	-	58,248	56,539
Furniture and fixtures	10	63,142	(35,586)	-	27,556	26,617
Construction in progress	-	595,556	-	-	595,556	493,036
Advances to suppliers	-	37,685	-	-	37,685	78,567
Imports in transit	-	21,527	-	-	21,527	1,964
IT equipment	20	129,047	(99,915)	-	29,132	33,448
Other		_ 1,021	-	-	1,021	2,094

		4,296,137	(1,935,685)	(1,892)	2,358,560	2,268,885

There were no changes in the provision for losses during the first quarter of 2008.

Construction in progress refers substantially to: (i) the construction of the fatty alcohols plant; (ii) the expansions and renovations of the plants; and (iii) the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries CBPI and DPPI.

Advances to suppliers refer to the purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	03/31/2008			12/31/2007

		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	17,531	-	17,531	17,531
Buildings	43,866	(36,047)	7,819	8,195
Machinery and equipment	31,738	(30,910)	828	875
Gas tanks and cylinders	48,873	(48,873)	-	-
Vehicles	661	(661)	-	-

	142,669	(116,491)	26,178	26,601

The depreciation of theses revaluations in the amount of R$ 422 as of March 31, 2008 (R$ 438 as of March 31, 2007) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 6,699 as of March 31, 2008 (R$ 6,772 as of December 31, 2007), of which R$ 588 as of March 31, 2008 (R$ 611 as of December 31, 2007) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 6,111 as of March 31, 2008 (R$ 6,161 as of December 31, 2007) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

13   Intangible assets (Consolidated)

	Annual	03/31/2008				12/31/2007
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	114,489	(83,554)	-	30,935	33,124
Commercial property rights	3	16,334	(2,358)	-	13,976	14,113
Goodwill	20	15,513	(11,751)	-	3,762	4,204
Technology	20	20,252	(5,325)	-	14,927	14,988
Other	10	1,428	(136)	(836)	456	465

		168,016	(103,124)	(836)	64,056	66,894

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

There were no changes in the provision for losses during the first quarter of 2008.

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 to December 2022.

14   Deferred charges (Consolidated)

	Annual	03/31/2008			12/31/2007
	amortization average		Accumulated	Net book	Net book
	rate - %	Cost	amortization	value	value
Expenses with reorganizations and projects	20	68,174	(20,338)	47,836	45,619
Pre-operating expenses	12	218,192	(147,522)	70,670	65,773
Goodwill	10	510,814	(54,196)	456,618	457,332
Other	20	2,936	(1,613)	1,323	1,400

		800,116	(223,669)	576,447	570,124

Expenses on reorganizations and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

Pre-operating expenses refer mainly to installation of Ultrasystem equipment at customers’ facilities by the subsidiaries of the Ultragaz Participações Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15   Loans, financing and debentures (Consolidated)

a.	Composition

			Index/	Annual interest
Description	03/31/2008	12/31/2007	currency	rate 2008 - %	Maturity

Foreign currency:
Syndicated loan (b)	106,433	106,427	US$	5.05	2008
Notes in the foreign market (b)	107,622	106,597	US$	9.0	2020
Notes in the foreign market (c)	446,081	443,717	US$	7.25	2015
Notes in the foreign market (d)	104,625	106,830	US$	9.88	2008
Working capital loan	6,788	3,428	MX$ + TIIE (i)	1.0	2008
Foreign financing	21,006	21,656	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	18,659	19,576	MX$ + TIIE (i)	From 1.1 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	8,506	9,618	US$ +LIBOR	From 1.1 to 3.5	From 2009 to 2013
Import financing (FINIMP)	39,952	13,226	US$ + LIBOR	0.35	2008
Advances on foreign exchange contracts	143,382	132,143	US$	From 3.58 to 6.50	< 300 days
National Bank for Economic and Social Development (BNDES)	5,034	5,999	UMBNDES (ii)	From 8.16 to 9.91	From 2008 to 2011
National Bank for Economic and Social Development (BNDES)	18,211	16,018	US$	From 7.21 to 10.36	From 2010 to 2014
Export prepayments, net of linked operations	2,953	3,123	US$	6.2	2008

Subtotal	1,029,252	988,358

Local currency:
National Bank for Economic and Social Development (BNDES)	268,914	256,012	TJLP (iii)	From 1.80 to 4.85	From 2008 to 2014
National Bank for Economic and Social Development (BNDES)	-	2,515	IGP-M (iv)	-	-
Government Agency for Machinery and Equipment Financing (FINAME)	57,135	63,050	TJLP (iii)	From 2.7 to 5.1	From 2008 to 2011
Research and projects financing (FINEP)	65,290	61,572	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (e.1)	-	310,473	CDI	-	-
Debentures (e.2)	-	359,388	CDI	-	-
Debentures (e.3)	-	908,859	CDI	-	-
Promissory note (f)	1,209,857	-	CDI	103.15	2009
Banco do Nordeste do Brasil	103,519	103,558	FNE (v)	From 8.5 to 10.0	2018
Financial institutions	115,522	102,222	CDI	100	2008
Banco do Brasil	423,034	21,579	CDI	From 91.0 to 93.0	From 2009 to 2010
Other	243	297

Subtotal	2,243,514	2,189,525

Total financing and debentures	3,272,766	3,177,883

Current liabilities	1,866,545	1,818,657

Non current liabilities	1,406,221	1,359,226

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(v)	FNE = Financing of Northeast Fund.

The long-term portion matures as follows:

	03/31/2008	12/31/2007

From 1 to 2 years	565,631	282,353
From 2 to 3 years	87,289	204,021
From 3 to 4 years	69,238	182,136
From 4 to 5 years	58,903	55,687
Over 5 years	625,160	635,029

	1,406,221	1,359,226

b.	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note.

c.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 millions, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets;

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

d.	Notes in the foreign market

On August 1, 2003, the subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In 2006, partial redemption was performed in the amount of US$ 79.6 million or R$ 164.9 million.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Debentures

e.1.	On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000
Final maturity:	March 1, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Yield payment:	Semiannually, beginning March 1, 2005
Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

In the first quarter of 2008, the Company paid these debentures.

e.2.
On April 18, 2006, subsidiary Companhia Brasileira de Petróleo Ipiranga registered in the Brazilian Securities and Exchange Commission - CVM, the public distribution of 35,000 debentures, single series, non-convertible into shares and non-preferred (chirographary) whose main features are:

Nominal unit value:	R$ 10,000
Final maturity:	April 1, 2011
Nominal value payment:	three quotas in 2009, 2010 and 2011
Yield:	103.8% of CDI
Yield payment:	Semiannually, beginning April 1, 2006

In the first quarter of 2008, the subsidiary Companhia Brasileira de Petróleo Ipiranga Company prepaid these debentures.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.3.	The Company issued debentures in the amount of R$ 889 million, in two series, to face its share of disbursement in the first and second stages of the acquisition of Ipiranga Group.

	1st serie	2nd serie
Nominal unit value:	R$ 675,000,000	R$ 214,000,000
Final maturity:	April 11, 2008	October 22, 2008
Yield payment, semiannually beginning:	October 11, 2007	April 22, 2008
Nominal value payment:	Lump sum at final maturity
Yield:	102.5% of CDI
Repricing:	None

In the first quarter of 2008, the Company prepaid these debentures.

f.	Promissory notes

On March 3, 2008, the Company issued a single series of 120 nominative Commercials Promissory Notes in the amount of R$ 1,200,000, whose main features are:

Nominal unit value:	R$ 10,000,000.00
Final maturity:	February 26, 2009
Nominal value payment:	Lump sum at final maturity
Yield:	103.15% of CDI
Yield payment:	Lump sum at final maturity

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	03/31/2008	12/31/2007
Amount of financing secured by:
Property, plant and equipment	57,314	63,017
Shares of affiliated companies and minority shareholders’ guarantees	-	2,514

	57,314	65,531

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 1,002,175 as of March 31, 2008 (R$ 986,174 as of December 31, 2007).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 21,104 as of March 31, 2008 (R$ 21,609 as of December 31, 2007), with terms of up to 204 days. As of March 31, 2008, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

The Company and its subsidiaries have in some loans, financing and debentures, cross default clauses which oblige them to pay the contracted debt in case of default of any other debts in the amount equal or higher than US$ 10 million. As of March 31, 2008 has no default occurred in relation to the Company and its subsidiaries’ debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16   Shareholders’ equity

a.	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common and 86,666,102 preferred shares.

As of March 31, 2008, 9,933,915 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to noncontrolling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. In 2004 this right started to be in Statutes by Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

During the first quarter of 2008, 614,900 preferred shares were acquired at the average cost of R$ 60.41 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006 and extended through in the Board of Director’s Meeting of August 08, 2007.

As of  March 31, 2008, the Company’s interim financial information record 1,156,097 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 55.83 and R$ 19.30 per share, respectively. The consolidated financial information record 1,448,047 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 50.19 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of March 31, 2008 on the São Paulo Stock Exchange (BOVESPA) was R$ 61.70.

c.	Capital reserve

The capital reserve in the amount of R$ 3,664 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 40.42 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

d.	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e.	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g.	Conciliation of shareholders’ equity - Company and consolidated

	03/31/2008	12/31/2007

Shareholders’ equity - Company	4,662,865	4,609,982
Treasury shares held by subsidiaries, net of realization	(6,155)	(6,391)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,705)	(2,806)
Shareholders’ equity - consolidated	4,654,005	4,600,785

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

17   Nonoperating expenses, net (Consolidated)

Composed mainly of R$ 40 (R$ 357 as of March 31, 2007) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles, and R$ 6,277 (zero as of March 31, 2007) of result on the sale of land and building.

18   Segment information

The Company has four relevant segments: gas, chemicals, logistics and distribution. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information about each of the Company’s reportable segments is presented as follows:

	03/31/2008						03/31/2007

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	745,156	416,546	49,859	4,687,477	28,374	5,927,412	1,714,113
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	9,970	34,788	2,394	106,642	(15,481)	138,313	67,331

Total assets, net of related parties	910,894	2,949,479	371,514	2,821,806	1,938,661	8,922,354	3,771,456

In the table above, the column “other” is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

19   Financial income and expenses, net (Consolidated)

	03/31/2008	03/31/2007
Financial income:
Interest on temporary cash investments and noncurrent investments	51,419	35,959
Interest on trade accounts receivable	1,950	1,534
Monetary and exchange variation income	29	(5,899)
Other income	701	173

	54,099	31,767
Financial expenses:
Interest on loans and financing	(49,800)	(20,718)
Interest on debentures	(22,087)	(9,516)
Bank charges	(6,296)	(2,745)
Monetary and exchange variations expenses	5,239	6,843
Financial results from currency hedge transactions	(7,452)	(5,951)
CPMF/IOF/other financial expenses	(5,562)	(4,953)
Other expenses	(5,387)	(2,573)

	(91,345)	(39,613)

Financial (expenses) income, net	(37,246)	(7,846)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

20   Risks and financial instruments (Consolidated)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of March 31, 2008, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,955 (R$ 1,485 as of December 31, 2007), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 18,093 (R$ 16,735 as of December 31, 2007), and Ipiranga/Refinery maintained R$ 46,506 (R$ 43,448 as of December 31, 2007) as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures, promissory notes and foreign currency financing, as mentioned in Note 15.

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly between CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian Reais at March 31, 2008 and December 31, 2007:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2008	12/31/2007

Assets:
Investments abroad and hedges	281,687	284,915
Foreign cash and cash equivalents	2,759	7,970
Temporary cash and long-term investments in foreign currency	635,827	633,296
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	37,980	35,122

	958,253	961,303

Liabilities:
Foreign currency financing	1,029,252	988,358
Import payables	23,233	14,544

	1,052,485	1,002,902

Net asset position	(94,232)	(41,599)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated interim financial information of income for March 31, 2008, in the amount of R$ 1,419 (financial expense of R$ 5,993 for Mach 31, 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Market value of financial instruments

Market value of financial instruments as of March 31, 2008 and December 31, 2007 are as follows:

	03/31/2008		12/31/2007

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	185,181	185,181	203,057	203,057
Temporary cash investments	2,179,551	2,203,849	1,419,859	1,439,158
Noncurrent investments	120,210	120,693	120,832	121,105

	2,484,942	2,509,723	1,743,748	1,763,320

Financial liabilities:
Current and long-term loans	3,272,766	3,294,256	1,599,163	1,619,770
Current and long-term debentures	-	-	1,578,720	1,578,623

	3,272,766	3,294,256	3,177,883	3,198,393

Investment:
Investments in affiliated companies	34,016	46,223	34,117	47,411

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of March 31, 2008 and December 31, 2007. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21   Contingencies and commitments (Consolidated)

a.	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of March 31, 2008.

The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE (Economic Law Department) issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 21 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Seven lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 22,488. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. In 2005, the STF decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first quarter of 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759, net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 31,449, net of attorney’s fees.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the judgement decisions at the administrative appeal level was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of March 31, 2008 is R$ 43,125 (R$ 42,861 as of December 31, 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 87,758 as of March 31, 2008 (R$ 81,207 as of December 31, 2007) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 13,798 (R$ 13,571 as of December 31, 2007) as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 13,549 (R$ 10,655 as of December 31, 2007); the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the position of Supreme Court – STF and based on opinion of its legal counsellor, the provision for contingency was recorded in amount of R$ 6,687 (R$ 6,624 as of December 31, 2007).

In 2007, considering the evolution of the recent jurisprudence, the valuation of its legal advisors and the increase of amounts involved in realized operations, the Company and its subsidiaries decided to accrue PIS and COFINS on credits of interest on capital. The total amount accrued as of March 31, 2008 is R$ 21,104 (R$ 20,665 as of December 31, 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Regarding Ipiranga/Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 6,990; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 27,392; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15,680; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

The main tax contingencies of Ipiranga/Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the interim financial information, refer to ICMS, in the total amount of R$ 132,445 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of March 31, 2008, is R$ 31,948.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aim at recovery of taxes and contributions, that have not been registered in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Judicial deposits and provisions are summarized below:

Provisions	Balance in December 31, 2007	Additions	Write-off	Interest	Balance in March 31, 2008

Income and social contribution taxes	105,605	5,461	-	2,218	113,284
PIS and COFINS	33,570	2,683	-	684	36,937
ICMS	61,103	-	(866)	145	60,382
INSS	2,355	1,502	(25)	53	3,885
Civil lawsuits	4,505	-	(10)	-	4,495
Labor claims	13,838	-	(1,255)	18	12,601
Other	2,035	72	-	170	2,277
(-) Judicial deposits	(96,157)	(7,436)	683	(2,286)	(105,196)

Total	126,854	2,282	(1,473)	1,002	128,665

b.	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA  and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of March 31, 2008, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A. that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended March 31, 2008 and , 2007, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Minimum purchase commitment		Actual demand
	2008	2007	2008	2007

In tons of ethylene	190,000	180,000	47,745	51,221

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

c.	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 445 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 258 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Ipiranga/Refinery have an insurance and risk management program which provides coverage for all their insurable assets, as well as coverage against risks resulting from the interruption of production, by means of an operating risk policy negotiated with the national and international insurance market, through the Brazilian Reinsurance Institute.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

The main coverage relates to operating risks, loss of profits, multiple industrial perils, multiple office risks, named perils - pools and civil liability.

d.	Lease agreements for distribution of fuels and IT equipment

On March 31, 2008, the subsidiaries CBPI and DPPI had lease agreements mainly related to fuel distribution equipments, such as tanks, gas pump and compressors. The terms of these agreements are between 36 and 48 months.

The property, plant and equipment amount, net of depreciation, and the liability corresponding to these equipments, if they were capitalized, are shown below:

	03/31/2008	12/31/2007

Property, plant and equipment net of depreciation	30,098	19,160

Financing	29,965	17,558

Current liabilities	11,539	7,654

Non-current liabilities	18,426	9,904

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future payments assumed in connection with these contracts, totalize approximately:

03/31/2008

Until 1 year	11,955
From 1 to 2 years	10,963
From 2 to 3 years	7,161
From 3 to 4 years	7

30,086

The payments above include the predetermined interest and will be updated by the CDI, until their respective dates.

22   Share compensation plan (Consolidated)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares between five and ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until March 31, 2008, including taxes, was R$ 16,279 (R$ 16,279 until December 31, 2007). This amount is being amortized over a period from five to ten years and the amortization related as of March 31, 2008 in the amount of R$ 407 (R$ 307 as of December 31, 2007), was recorded as an operating expense for the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23   Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV - Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of March 31, 2008, the Company and its subsidiaries contributed R$ 1,499 (R$ 873 as of December 31, 2007) to Ultraprev, which was charged to income for the period. The total number of participating employees as of March 31, 2008 was 5,497, with 16 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

b.	Fundação Francisco Martins Bastos and supplementary benefits

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

The accumulated amount of contribution to the plan by Ipiranga/Refinery in the quarter ended March 31, 2008 was R$ 2,293.

Besides the retirement of eligible employees Ipiranga/Refinery also provide for post-retirement benefits with a bonus for the length of service, severance of the Government Severance Indemnity Fund - FGTS and health insurance plan and life insurance for eligible employees (“supplementary benefits”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The recorded net liabilities of Ipiranga/Refinery related to the supplementary benefits and pension plan as of March 31, 2008 was R$ 93,932, of which R$ 8,768 in current liabilities and R$ 85,164 in noncurrent liabilities.

The actuarial liability as of March 31, 2008 reflects the report elaborated by an independent actuary on December 31, 2007, which has kept the biometric premises and the rates used in the subsidiaries’ financial statements of December 31, 2007.

24   Subsequent event

On May 14, 2008 the North Fuel Distribution Assets and asphalt assets were delivered to Petrobras, in the terms of  step four of the Ipiranga Group acquisition (see Note 3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25   Supplementary Statement of Cash Flow – Indirect Method

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

		Parent Company		Consolidated

	Notes	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Cash flows from operating activities
Net income		90,079	37,235	90,079	37,235
Adjustments to reconcile net income to cash provided by operating activities
Equity in losses of affiliated companies	11	(115,549)	(33,907)	(65)	103
Depreciation and amortization		11,826	-	85,638	47,823
PIS and COFINS credit on depreciation		-	-	920	620
Foreign exchange and indexation gains (losses)		31,952	9,516	61,394	(5,380)
Deferred income and social contribution taxes	9.b	(13,116)	1,714	(21,698)	(7,907)
Minority interest		-	-	549	721
Loss on disposals of permanent assets		-	-	(6,198)	818
Provision (reversal of provision) for probable losses on permanent assets		-	-	(49)	-
Other		-	-	(283)	(161)

Dividends receivable from subsidiaries		30,334	10,634	-	-

Decrease (increase) in current assets
Trade accounts receivable	5	-	-	154,280	(23,702)
Inventories	6	-	-	(82,992)	(10,848)
Recoverable taxes	7	319	5,189	(15,320)	7,131
Other		(926)	32	(5,342)	(1,344)
Prepaid expenses	10	(1,778)	-	(11,538)	(2,493)

(Decrease) increase in current liabilities
Suppliers		(752)	655	(141,832)	(8,088)
Salaries and related charges		(5)	(14)	(19,844)	(15,168)
Taxes		(125)	-	37,635	5,116
Income and social contribution taxes		-	(22)	(17,551)	110
Other accounts payables		11,878	-	(12,987)	(193)

Decrease (increase) in long-term assets
Trade accounts receivable	5	-	-	4,283	465
Recoverable taxes	7	-	(6,432)	(3,158)	(7,944)
Escrow deposits		-	-	3,617	(2,832)
Other		20	-	(110)	129
Prepaid expenses	10	-	140	188	1,063

Increase (decrease) in long-term liabilities
Provision for contingencies		78	(9,389)	2,590	(5,136)
Other		-	-	7,589	-

Net cash provided by operating activities		44,235	15,351	109,795	10,138

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

		Parent Company		Consolidated

	Notes	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Cash flows from investing activities
Long-term investments, net of redeem		-	-	2,536	-
Additions to investments	11	(260,435)	-	-	-
Additions to property, plant and equipment	12	-	-	(156,710)	(104,434)
Additions to intangible asset	13	-	-	(1,182)	(1,895)
Additions to deferred charges	14	-	(377)	(19,698)	(18,364)
Proceeds from sales of property, plant and equipment		-	-	17,108	4,398
Received of merger of shares by Petrobras/Braskem assets		1,035,641	-	1,035,641	-
Acquisition of minority interests		-	-	(1)	(26)
Acquisition of treasury shares	16.b	(37,148)	(2,390)	(37,148)	(2,390)

Net cash provided by (used in) investing activities		738,058	(2,767)	840,546	(122,711)

Cash flows from financing activities
Loans, financing and debentures
Issuances	15	1,200,000	-	1,765,965	99,955
Repayments	15	(1,241,419)	(19,232)	(1,734,674)	(124,601)
Dividends paid		(239,400)	(61,976)	(238,644)	(62,088)
Related companies	8	38,501	(106,815)	(1,172)	(1,689)

Net cash used in financing activities		(242,318)	(188,023)	(208,525)	(88,423)

Net increase (decrease) in cash and cash equivalents		539,975	(175,439)	741,816	(200,996)

Cash and cash equivalents at the beginning of the year		97,826	279,386	1,622,916	1,070,076
Cash and cash equivalents at the end of the year		637,801	103,947	2,364,732	869,080

Supplemental disclosure of cash flow information
Interest paid from financing activities		52,419	19,232	65,670	28,307
Income and social contribution taxes paid in the year		-	-	28,469	3,751

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of March 31, 2008

	Mar-31-08
	Common	Preferred	Total
Controlling Shareholders	33,748,057	293,732	34,041,789
Board of Directors¹	46	6	52
Officers²	-	221,750	221,750
Fiscal Council	-	1,071	1,071

Note:	¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position.
Should the member not be part of the controlling group, only its direct ownership is included.
²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	Mar-31-08			Mar-31-07
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	293,732	34,041,789	33,748,059	293,732	34,041,791
Board of Directors¹	46	6	52	46	6	52
Officers²	-	221,750	221,750	-	191,750	191,750
Fiscal Council	-	1,071	1,071	-	1,071	1,071

Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Total free float and its percentage of total shares as of March 31, 2008

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

( - ) Shares held in treasury	6,617	1,156,097	1,162,714
( - ) Shares owned by Controlling Shareholders	33,748,057	293,732	34,041,789
( - ) Shares owned by Management	46	221,756	221,802
( - ) Shares owned by affiliates*	-	70,200	70,200
Free-float	15,675,177	84,924,317	100,599,494
% Free-float/Total Shares	31.71%	97.99%	73.92%
*Subsidiaries

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of March 31, 2008

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil[1]	-	0.00%	11,934,825	13.77%	11,934,825	8.77%
Parth Investments Company[2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A.[3]	5,212,637	10.55%	1,005,482	1.16%	6,218,119	4.57%
Ações em tesouraria	6,617	0.01%	1,156,097	1.33%	1,162,714	0.85%
Dodge & Cox, Inc.[4]	-	-	6,044,234	6.97%	6,044,234	4.44%
Outros	2,252,219	4.56%	65,128,693	75.15%	67,380,912	49.51%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
¹Pension fund of employees of Banco do Brasil headquartered in Brazil
[2]Company headquartered outside of Brazil
[3]Brazilian public listed company
[4]Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	-	-	11,974,109	13.52%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	-	-	3,775,470	4.26%
Others	4,925,304	7.79%	448,063	1.77%	5,373,367	6.07%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES LTDA.	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s stakeholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
01	Ultracargo – Oper. Log. e Part. Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	4.51	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	9.05	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	1.11	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	39.39	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.42	24.82	Commercial, industrial and other	6,898	6,898
06	Terminal Químico de Aratu S.A. - Tequimar	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.45	2.53	Commercial, industrial and other	12,541	12,541
07	Transultra – Armaz. e Transp. Espec. Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	1.53	Commercial, industrial and other	34,999	34,999
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.56	9.33	Commercial, industrial and other	799,940	799,938
09	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	3.40	Commercial, industrial and other	24	24
10	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	56.99	0.71	Commercial, industrial and other	2,800	2,800
11	Oxiteno México S.A. de C.V.	-	Investee of subsidiary/affiliated company	100.00	0.52	Commercial, industrial and other	122,048	122,048
12	Cia. Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Open-held subsidiary	100.00	19.17	Commercial, industrial and other	105,952	105,952
13	Distrib. Produtos Petróleo Ipiranga S.A.	92.689.256/0001-76	Open-held subsidiary	100.00	11.69	Commercial, industrial and other	32,000	32,000
14	Am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated company	100.00	1.64	Commercial, industrial and other	55,284	55,284
15	Centro de Conveniências Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated company	100.00	0.04	Commercial, industrial and other	1,171	1,171
16	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated company	100.00	0.42	Commercial, industrial and other	199,323	199,323
17	Ipiranga Com. Import. e Export. Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated company	100.00	0.00	Commercial, industrial and other	126	126
18	Ipiranga Trading Limited	-	Investee of subsidiary/affiliated company	100.00	0.00	Commercial, industrial and other	50	50
19	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated company	100.00	0.39	Commercial, industrial and other	254	254
20	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated company	100.00	0.19	Commercial, industrial and other	4,511	4,511
21	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated company	100.00	0.02	Commercial, industrial and other	510	510
22	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated company	50.00	2.02	Commercial, industrial and other	11	11
23	Isa-Sul Administração e Participação Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated company	100.00	1.36	Commercial, industrial and other	46,869	46,869
24	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated company	100.00	0.01	Commercial, industrial and other	1,615	1,615
25	Ipiranga Adm. de Bens Móveis Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated company	100.00	0.00	Commercial, industrial and other	1	1
26	Refinaria de Petróleo Ipiranga S.A.	94.845.674/0001-30	Open-held subsidiary company	33.33	-0.32	Commercial, industrial and other	9,866	9,866
27	Oxiteno Andina, C.A.	-	Investee of subsidiary/affiliated	100.00	0.33	Commercial, industrial and other	12.076	12.076

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2008

(1)  Key Indicators - Consolidated:

(R$ million)	1Q08	1Q07	4Q07	Change 1Q08 vs. 1Q07	Change 1Q08 vs. 4Q07
Net sales and services	5,927.4	1,174.1	6,403.3	405%	(7%)
Cost of sales and services	(5,461.2)	(950.9)	(5.884.9)	474%	(7%)
Gross Profit	466.2	223.2	518.4	109%	(10%)
Selling, general and administrative expenses	(334.8)	(155.8)	(388.7)	115%	(14%)
Other operating income (expense), net	6.9	(0.1)	7.4	7.000%	(7%)
Income from operations before financial items	138.3	67.3	137.1	105%	1%
Financial (expense) income, net	(37.3)	(7.9)	(54.2)	372%	(31%)
Equity in subsidiaries and affiliated companies	0.1	(0.1)	0.8	200%	(88%)
Nonoperating income (expense), net	6.3	(0.8)	11.7	888%	(46%)
Income before taxes and social contribution	107.4	58.5	95.4	84%	13%
Income and social contribution taxes	(24.2)	(23.4)	(34.4)	3%	(30%)
Benefit of tax holidays	8.6	2.8	25.7	207%	(67%)
Employees statutory interest	(1.2)	-	(2.8)	0%	(57%)
Minority interest	(0.5)	(0.7)	(1.2)	(29%)	(58%)
Net income	90.1	37.2	82.7	142%	9%

EBITDA	222.7	115.1	220.9	93%	1%

Volume – LPG sales - thousand tons	365.8	367.6	391.4	(0%)	(7%)
Volume – Fuels sales - thousand of cubic meters	2,715.9	2,574.9	2,982.2	5%	(9%)
Volume – Chemicals sales - thousand tons	136.7	152.3	176.5	(10%)	(23%)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the Share Exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by Ultrapar in 4Q07, the correspondent portion of the minority interest in Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga companies was reduced and since October 2007 Ultrapar started to consolidate 100% of the earnings of that companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, while and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

(2)  Performance Analysis:

Net Sales and Services - Ultrapar's consolidated net sales and services amounted to R$ 5,927.4 million in 1Q08, 405% higher than the net sales and services in 1Q07, as a consequence of the acquisition of Ipiranga, and 7% lower than the corresponding figure in 4Q07, as a consequence of seasonal variation between the periods in Ultrapar's businesses. Taking pro-forma figures for Ultrapar in 1Q07, net sales and services would have increased 3%.

Ultragaz: The Brazilian LPG market increased by 2% in 1Q08, compared to 1Q07, reflecting the improved performance of the economy and the increase in Brazilian population income. Sales volume at Ultragaz in 1Q08 totalled 366,000 tons, in line with the volume sold in 1Q07, reflecting the scheduled withdrawal of two major clients from the bulk segment which consumed 5,000 tons in 1Q07. In the bottled segment, Ultragaz's sales volume amounted to 249,000 tons, up 1% on 1Q07. Compared to 4Q07, Ultragaz's sales volume was down 7% as a result of the seasonal variation between the two periods. Net sales and services at Ultragaz amounted to R$ 745.8 million in 1Q08, up 1% on 1Q07, as a result of an increase in the average cost of LPG, partially offset by the increased level of competition in the bottled segment since 3Q07. Compared to 4Q07, net sales and services were 3% lower, below the 7% seasonal reduction in sales volume, as a consequence of higher average LPG costs.

Ipiranga: The increase in vehicle sales and the continuing improvements to legislation and inspection measures implemented in the sector, such as ANP resolution Nº 7, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous alcohol, all had a positive influence on Ipiranga's sales volume, which in 1Q08 amounted to 2,716,000 cubic meters, a 5% increase on the pro-forma figure in 1Q07. The main highlights were:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i) the combined volume of gasoline, ethanol and NGV, which increased by 10% (100,000 cubic meters), with emphasis to the 62% increase in hydrated ethanol sales, as a result of the 39% increase in the sale of flex-fuel vehicles and the improvements introduced in the sector and (ii) diesel volume, which increased by 3% in the period (39,000 cubic meters), as a consequence of increased economic activity. Compared to 4Q07, there was a 9% drop in sales volume at Ipiranga (266,000 cubic meters), reflecting typical seasonal variation between the periods. Net sales and services at Ipiranga totalled R$ 4,702.3 million in 1Q08, 4% higher than the pro-forma net sales and services of Ipiranga in 1Q07. This increase was due to a 5% rise in sales volume and benefits from improved regulation and inspection of the sector, partially offset by a reduction in the price of anhydrous and hydrated ethanol, as a consequence of increased supply levels of these products in the Brazilian market. Compared to 4Q07, net sales and services were down 7%, basically as a consequence of a 9% seasonal reduction in sales volume.

Oxiteno: Oxiteno’s specialty chemicals sales volume in 1Q08 totalled 123,000 tons, up 12% (13,000 tons) compared to 1Q07, as a result of the additional production capacity in Brazil and Mexico as well as the acquisition of Oxiteno Andina in September 2007. Specialty chemicals sales volume in the domestic market increased by 7% (6,000 tons) as a consequence of the development of new products, with gains in market share, and good economic performance. The increase in the sales of specialty chemicals in the domestic market took place in practically all the company's operational segments, particularly (i) cosmetics and detergents, (ii) agrochemicals and (iii) paints and varnishes. In the international market, sales of specialty chemicals were up 30% on 1Q07 (7,000 tons), as a consequence of the acquisition of Oxiteno Andina, and an increase in the sales of Oxiteno Mexico. Glycol sales volume in 1Q08 was down 67% (29,000 tons) on 1Q07, with reductions both in the domestic, as well as the exports , as a result of the suspension of operations at two PET production plants in the country and higher sales in the spot market in 1Q07, as a consequence of a restriction in the supply of products in the international market. Oxiteno's sales volume totalled 137,000 tons, down 10% (16,000 tons) compared to 1Q07, as a result of lower glycol sales, which combined with the 12% increase in specialty chemicals sales, led to an improved product mix in this quarter. Compared to 4Q07, sales volume was down 23%, as a result of typical seasonal variation between the first and fourth quarters, in addition to the factors outlined above. Oxiteno reported net sales and services of R$ 416.5 million in 1Q08, in line with 1Q07, despite the 10% reduction in sales volume and the 18% appreciation in the Brazilian Real as a consequence of the recovery in average prices in dollar terms, as a result of improved sales mix and commercial initiatives implemented by the company. Compared to 4Q07, net sales and services were down 16%, as a result of a 23% seasonal reduction and the 3% appreciation in the Brazilian Real, partly offset by a recovery in prices in dollar terms, and an improvement in sales mix.

Ultracargo: Average storage volumes at Ultracargo in 1Q08, measured in cubic meters, were 14% and 5% higher than in 1Q07 and 4Q07, respectively, basically due to expansions at the Aratu and Suape terminals, for the storage of vegetable oils and ethanol, and an increase in the amount of chemicals and ethanol handled at Santos terminal. In the transport segment, total kilometrage travelled was down 12% and 4% compared to 1Q07 and 4Q07, respectively, as a result of Ultracargo's decision to concentrate its operations on providing differentiated services, with higher added value. Net revenues from services at Ultracargo amounted to R$ 59.9 million in 1Q08, up 10% on 1Q07, as a consequence of (i) the increase in volume stored at the Aratu, Suape and Santos terminals, and (ii) the new in-house logistics operations, with the acquisition of Petrolog in 2Q07, partially offset by the lower kilometrage travelled reported in the transport segment. Compared to 4Q07, net revenue was up 2%, due to a 5% increase in the average storage

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Cost of Sales and Services: Ultrapar's cost of products sold amounted to R$ 5,461.2 million in 1Q08, up 474% on 1Q07, basically as a result of the acquisition of Ipiranga, and 7% lower compared to 4Q07. Taking pro-forma figures for Ultrapar in 1Q07, the cost of products sold would have increased 4%.

Ultragaz: Ultragaz's cost of products sold amounted to R$ 648.9 million in 1Q08, an increase of 5% compared to 1Q07, as a result of a 15% increase in the ex-refinery price for use in the bulk segment from January 2008 and higher costs for the maintenance of LPG bottles. Compared to 4Q07, Ultragaz's cost of products sold was down 2%, as a consequence of the seasonal variation in sales volume, partially offset by the same factors mentioned above.

Ipiranga: Ipiranga's cost of products sold amounted to R$ 4,432.1 million in 1Q08, up 4% compared to pro-forma figures for Ipiranga in 1Q07, lower than the 5% increase in sales volume as a result of a reduction in ethanol costs due to increased supply levels of this product in the Brazilian market. Compared to 4Q07, cost of products sold dropped by 7%, basically as a consequence of seasonal variation in sales volume.

Oxiteno: Oxiteno's cost of products sold in 1Q08 amounted to R$ 335.7 million, up 2% on 1Q07 - the 10% drop in sales volume and the appreciation of 18% in the Brazilian Real were offset by higher raw material unit costs. Compared to 4Q07, cost of products sold dropped by 15%, basically as a consequence of a 23% reduction in volume, partially offset by the increase in raw material unit costs.

Ultracargo: Ultracargo's cost of services provided in 1Q08 amounted to R$ 38.9 million, up 18% compared to 1Q07, as a consequence of (i) higher costs in the transport segment, (ii) an increase in volume stored (iii) the addition of costs from Petrolog from 2Q07 and (iii)  higher depreciation resulting from investments in expansion.  Compared to 4Q07, cost of services reduced  by 5%, as a consequence of non-recurring items in that quarter.

Gross Profit: In 1Q08 Ultrapar reported a gross profit of R$ 466.2 million, 109% higher than 1Q07, as a result of adding Ipiranga’s gross profit and 10% lower compared to 4Q07.

Sales, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to R$ 334.8 million in 1Q08, 115% higher than in 1Q07, as a result of the acquisition of Ipiranga. Compared to 4Q07, sales, general and administrative expenses were down 14%. Taking pro-forma figures for Ultrapar in 4Q07, sales, general and administrative expenses would have decreased 2%.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 85.9 million in 1Q08, in line with the corresponding figure in 1Q07, and 2% down on 4Q07.  Sales expenses were down 7% and 8%, compared to 1Q07 and 4Q07, respectively, mainly as a consequence of the advertising and marketing expenses for Ultragaz's 70th anniversary institutional campaign in 2007. General and administrative expenses were stable compared to previous quarters, despite salary increases as a consequence of annual collective wage agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Ipiranga: Sales, general and administrative expenses at Ipiranga totalled R$ 166.2 million in 1Q08, down 4% and 18% on pro-forma 1Q07 and 4Q07, respectively. Sales expenses increased 10% on 1Q07, and decreased 10% compared to 4Q07, basically as a result of variation in sales volume between the respective periods in the resale and large consumer segments. General and administrative expenses were down by 20% and 32% compared to 1Q07 pro-forma and 4Q07, respectively, as a consequence of organizational optimizations implemented since the acquisition, and the end of CPMF tax, partially offset by non-recurring expenses, of R$ 7 million, and salary increases as a result of annual collective wage agreements.

Oxiteno: Oxiteno’s sales, general and administrative expenses totalled R$ 50.1 million in 1Q08, 15% and 24% down, respectively, compared to 1Q07 and 4Q07, basically as a consequence of (i) lower sales volume, with the principal impact being on freight expenses, (ii) a reduction in commission expenses to sales agents, as a result of the opening of sales offices in Argentina and in the United States, and (iii) cost reduction initiatives implemented.

Ultracargo: Sales, general and administrative expenses at Ultracargo totalled R$ 19.8 million in 1Q08, up 21% compared to 1Q07, basically as a consequence of increased staff expenses, higher depreciation and amortisation derived from investments made, as well as the rental of a new base in Mauá. Compared to 4Q07, sales, general and administrative expenses were 4% higher as a consequence of increased staff expenses.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 138.3 million in 1Q08, 105% higher than the income from operations before financial items in 1Q07, basically as a result of the Ipiranga acquisition and 1% higher than 4Q07.

Financial Income (Expenses): Net: Ultrapar presented financial expenses, net of financial revenues, of R$ 37.3 million in 1Q08, compared to a financial expense, net of financial revenues, of R$ 7.9 million in 1Q07. The increase in financial expenses in 1Q08 basically reflects the temporary increase in Ultrapar´s net debt as a result of the payments made for the Ipiranga acquisition. Ultrapar ended 1Q08 with a net debt of R$ 787.9 million, compared to a net debt of R$ 48.3 million in 1Q07, as a result of the Ipiranga acquisition, but lower than the net debt of R$ 1,434.1 million in 4Q07, due to the payment received related to the handover of the petrochemical assets to Braskem and Petrobras, which took place during this 1Q08. As of March 31, 2008, Ultrapar´s total receivables from Petrobras amounted to R$ 0.7 billion – amount received on May 14,2008 as a result of the segregation and handover of the Northern Distribution assets.

Non operating Income (Expenses): In 1Q08 Ultrapar reported non operating income, net, of R$ 6.3 million, mainly composed by the income from the sale of Ipiranga’s Office building in São Paulo amounting $5.3 million, compared to the net expense of R$ 0.8 million in 1Q07, composed basically for R$ 1.2 million of expenses from the write-off of deferred assets related to project analyses.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 15.6 million in 1Q08, 24% lower compared to 1T07 and 79% higher on 4Q07, basically as a result of Oxiteno´s tax benefits at the Camaçari unit, which had expired in December 2006, and which were renewed on October 31, 2007, with retroactive effect to January 1st, 2007. As a consequence Oxiteno recognized in 4Q07 the benefits generated during 2007 at the Camaçari unit, which amounted to R$ 21.7 million and was deducted from income tax and social contribution expenses in 4Q07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Net Income: Consolidated net earnings in 1Q08 amounted to R$ 90.1 million, 142% up on 1Q07, basically due to the consolidation of the result of Ipiranga from 2Q07. Compared to 4Q07, net earnings were up 9%, despite the higher level of benefit of tax holidays in 4Q07, as a result of the drop in financial expenses following the reduction in the company's net debt position.
EBITDA: Ultrapar presented earnings before interest, taxes, depreciation and amortisation (EBITDA) of R$ 222.7 million in 1Q08, up 93% on 1Q07, as a result of the acquisition of Ipiranga and up 1% compared to 4Q07, despite the seasonal variation between the periods in Ultrapar's businesses. Taking pro-forma numbers for Ultrapar in 1Q07, EBITDA would have increased 5% compared to 1Q07.

Ultragaz: Ultragaz reported EBITDA of R$ 40.7 million in 1Q08, down 33% compared to 1Q07 as a result of the increased competition in the bottled segment since 3Q07. Compared to 4Q07, EBITDA was down 21%, basically as a result of seasonal variation between the periods analysed.

Ipiranga: EBITDA at Ipiranga amounted to R$ 127.9 million in 1Q08, up 34% on pro-forma 1Q07 EBITDA, basically as a function of (i) increased sales volume, (ii) measures implemented to improve legislation and inspection in the fuel sector, (iii) the effect of greater supply levels of ethanol in the Brazilian market and (iv) lower sales, general and administrative expenses. Compared to 4Q07, EBITDA was up 14%, despite the seasonally lower volume, basically as a consequence of the drop in sales, general and administrative expenses.

Oxiteno: Oxiteno’s EBITDA amounted to R$ 47.2 million in 1Q08, up 9% on 1Q07, basically as a result of the improved sales mix, the recovery in prices in dollar terms and the reduction in operational expenses, partially offset by the appreciation in the Brazilian Real and the increase in raw material costs. Compared to 4Q07, EBITDA was down 4%, as a consequence of the same factors and the seasonal drop in sales volume. In 1Q08, Oxiteno reported EBITDA per volume sold of US$ 199/ton, a 47% and 27% improvement compared to 1Q07 and 4Q07, respectively.

Ultracargo: Ultracargo reported EBITDA of R$ 10.2 million, down R$ 1 million compared to 1Q07, as a result of expansion in storage and in-house logistics operations, offset by lower results from the transport business. Compared to 4Q07, EBITDA increased by 42%, as a result of non-recurring costs in 4Q07 as well as the expansion in storage activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

EBITDA

R$ million	1Q08	1Q07	4Q07	Change 1Q08 X 1Q07	Change 1Q08 X 4Q07
Ultrapar	222.7	115.1	220.9	93%	1%
Ultragaz	40.7	60.4	51.4	(33%)	(21%)
Ipiranga	127.9	95.4	111.8	34%	14%
Oxiteno	47.2	43.4	49.3	9%	(4%)
Ultracargo	10.2	11.1	7.2	(8%)	42%

We hereby inform that, in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during this first three months of 2008 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 16, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(First Quarter 2008 Results)